Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

July 5, 2024

VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Brodsky:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on May 29, 2024; July 2, 2024; and July 3, 2024 regarding post-effective amendment No. 266 (“PEA 266”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 267 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on May 1, 2024, with respect to the ALPS | CoreCommodity Management CompleteCommodities® Strategy Fund (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 266.

In connection with this response letter, and on or around July 5, 2024, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 266 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits. Registrant notes that relative to PEA 266, Registrant has made additional changes in the New PEA to align certain disclosures in the registration statement with disclosure in the pending registration statement for the ALPS CoreCommodity Natural Resources ETF, filed as post-effective amendment No. 271 to the Trust’s registration statement, and in which the Fund will invest.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Staff Comments:

General Comments

1.	Staff Comment: In the Fund’s fees and expenses table, please disclose the fees of any underlying funds in a separate acquired fund fees and expenses (“AFFE”) line item, or explain supplementally why an associated line item is not needed.

Registrant’s Response: Comment complied with.

2.	Staff Comment: The Staff notes that the Fund invests in a wholly owned subsidiary.

a.	Disclose if the subsidiary is investing in other assets that are primarily controlled by the Fund.

b.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

c.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

d.	Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act.

e.	Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

f.	Confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Fund. If the financial statements will not be consolidated, please explain why not.

g.	Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

h.	In the Fund’s fees and expenses table, (i) under the management fees line item, include the subsidiary’s management fee (including any performance fee, if any), and (ii) under other expenses, include the subsidiary’s expenses.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

i.	Disclose that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Registrant’s Response:

a.	Based on information from the Sub-Adviser, the Subsidiary is not investing in other assets that are primarily controlled by the Fund.

b.	The Registrant confirms that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

c.	The Registrant confirms that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

d.	The Registrant confirms that each investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) and as an investment adviser to the Fund (Section 2(a)(20).

e.	Based on input from the Sub-Adviser, the Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

f.	The Registrant confirms that the financial statements of the Subsidiary are consolidated with those of the Fund.

g.	The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 under the Investment Company Act and the rules and regulations thereunder.

h.	With respect to the Subsidiary’s management fee, the Registrant notes that, pursuant to the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”), the Fund pays a management fee to the Adviser in an amount equal to 0.85% of the Fund’s daily net assets, less any amounts payable for advisory services over the corresponding period, to the adviser by the Subsidiary. For that reason, the Subsidiary’s management fee is not included as a separate line item in the Fund’s fees and expenses table. Additionally, the Subsidiary does not have a performance fee. With respect to the Subsidiary’s expenses, the Registrant notes that the expenses of the Subsidiary are consolidated with those of the Fund, but these expenses will not be included in the acquired fund fees and expense line item or as a separate line item.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

i.	The Registrant confirms that the Subsidiary and its board of directors will agree to designate an agent for the service of process in the United States.

3.	Staff Comment: Please supplementally explain whether the Fund’s fees and expenses table will reflect the waiver of management fees related to the subsidiary.

Registrant’s Response: As described in response to Staff Comment 22, the management fee payable by the Fund to the Adviser is equal to 0.85%, less amounts paid to the Adviser for advisory services provided to the Subsidiary. Accordingly, while the Fund’s fees and expenses table will reflect the waiver of management fees, there is not a separate line item in the fees and expenses table related to such waiver; however, Registrant notes that the waiver is described in footnote 1 to the fees and expenses table.

4.	Staff Comment: In footnote 1 to the fees and expenses table, disclose that the waiver agreement may be terminated only by the Board of Trustees during the one-year period after the effective date of the post-effective amendment to the registration statement.

Registrant’s Response: Comment complied with. The final sentence in the footnote has been revised as follows:

“These waivers may not be terminated prior to February 28, 2026 without the approval by the Board of the Fund.”

5.	Staff Comment: The “Principal Investment Strategies of the Fund” section of the Prospectus refers to the Fund’s investment in “equity securities of natural resource companies.” Please explain how the Fund defines “natural resource companies.”

Registrant’s Response: Registrant notes that the Fund’s investments in “equity securities of natural resource companies” are defined as “Commodity Equity Investments” in the discussion of the Fund’s principal investment strategies, and the following language further defining such investments (as revised) is included in the discussion of the Fund’s principal investment strategies:

“With respect to the Commodity Equity Investments portion of its portfolio, the Fund seeks to invest, primarily through underlying ETFs, in a global universe of listed companies engaged in the production and distribution of commodities and commodity-related products and services in the energy, agriculture, base metals and minerals, and precious metals and minerals.”

Accordingly, additional disclosure has not been added to the discussion of the Fund’s principal investment strategies.

6.	Staff Comment: The first paragraph in the “Principal Investment Strategies of the Fund” section of the Prospectus defines “Commodities Investments” to include commodity futures-linked derivative instruments, while the first bullet point in the same section states that Commodities Investments are “investments in commodity futures contracts, commodity swaps, options on commodity futures, commodity-linked notes and may at times include direct or indirect investments in physical commodities.” Please reconcile these two definitions.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: The relevant portion of the discussion of the Fund’s principal investment strategies has been revised as follows:

“The Fund seeks to achieve its investment objective by investing, under normal circumstances, directly or indirectly in a combination of equity securities of natural resource companies, otherwise described in this Prospectus as commodity-related equity securities (“Commodity Equity Investments”) and commodity futures-linked derivative instruments (described more fully below and referred to in this prospectus as “Commodity Investments”) and thereby obtaining exposure to the commodity markets. CompleteCommodities®, as developed by CoreCommodity Management, LLC (the “Sub-Adviser”), is an investment approach that actively combines Commodity Investments and Commodity Equity Investments.

○ Commodity Investments are investments in commodity futures contracts, commodity swaps, and options on commodity futures~~, commodity-linked notes and may at times include direct or indirect investments in physical commodities~~.”

7.	Staff Comment: The “Principal Investment Strategies of the Fund” section of the Prospectus includes a discussion of various types of derivative instruments. Please describe the purposes of the Fund’s use of derivatives (for example, for investment purposes, hedging, or as a substitute for investing in traditional securities), and the extent to which the Fund is expected to use derivatives.

Registrant’s Response: Based on information from the Sub-Adviser, the Fund will use derivatives for investment purposes (to gain exposure to the Commodities Investments), primarily indirectly through the Subsidiary. Registrant notes that, as detailed in response to Staff Comment 13, the revised discussion of the Fund’s principal investment strategies includes the below language. Registrant believes the below discussion covers the extent to which the Fund’s portfolio may be invested in derivatives (in the Sub-Adviser’s discretion and generally at least 20% of the Fund’s portfolio).

“The Sub-Adviser will use its discretion to determine the percentage of the Fund’s assets allocated to each of the Commodity Equity Investments and Commodity Investments portions of the Fund’s portfolio based on a determination of the relative value of the commodity futures versus commodity-related equity markets. Generally, at least 20% of the Fund’s investments, either directly or indirectly through the Subsidiary, will be allocated to each respective portion of the portfolio; provided, however, that at times the Sub-Adviser may choose to lower this minimum exposure level and give greater emphasis to Commodity Equity Investments or Commodity Investments, as the case may be, based on market events, absolute and relative ~~such as significant~~ market movements, ~~and significant~~ economic events, and trends.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

8.	Staff Comment: Please explain supplementally how the Fund will comply with the custody obligations required by Section 17 under the Investment Company Act in connection with the Fund’s investment in physical commodities.

Registrant’s Response: Based on information from the Sub-Adviser, the Fund will not invest in physical commodities. Accordingly, reference to such investments has been removed from the discussion of the Fund’s principal investment strategies.

9.	Staff Comment: The second bullet point in the “Principal Investment Strategies of the Fund” section of the Prospectus refers to affiliated ETFs. Please clarify in the disclosure the nature of the affiliation.

Registrant’s Response: Registrant respectfully notes that the second bullet point in the discussion of the Fund’s principal investment strategies includes that the underlying ETFs in which the Fund may invest include “affiliated exchange traded funds (each, an “underlying ETF”), expected to consist of ETFs sub-advised by the Sub-Adviser” (emphasis added). Accordingly, Registrant believes sufficient information to determine the nature of the affiliation is already included in the disclosure.

10.	Staff Comment: The second bullet point in the “Principal Investment Strategies of the Fund” section of the Prospectus states that “Fund may also directly invest in companies primarily engaged in the production and distribution of commodities and commodity-related products.” Please disclose how the Fund defines “commodity-related products.”

Registrant’s Response: The second paragraph following the first bullet point list in the discussion of the Fund’s principal investment strategies includes the following language. Registrant respectfully submits that the bolded/underlined language covers the types of commodities and commodity-related products in which the Fund may invest.

“With respect to the Commodity Investments portion of its portfolio, the Fund seeks to gain exposure to the commodity markets through the use of Commodity Investments. Commodity Investments in which the Fund may invest, either directly and/or indirectly through a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”), include, but are not limited to, commodity futures contracts, commodity swaps, options on commodity futures and commodity-linked notes. The Fund may also from time to time invest in ETFs” (emphasis added).

11.	Staff Comment: The “Principal Investment Strategies of the Fund” section of the Prospectus refers to a number of instruments that are not discussed in the “Principal Risks of the Fund” section of the prospectus, including ADRs, GDRs, convertible securities, and MLPs. Please disclose the risks associated with investing in these instruments, or remove references to such investments from the discussion of the Fund’s principal strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Based on information from the Fund’s Sub-Adviser, the above referenced investments are not principal investment strategies of the Fund. Accordingly, the discussion of such investments has been removed from discussion of the Fund’s principal investment strategies.

12.	Staff Comment: With respect to the Fund’s investment in MLPs:

a.	Include separate line items for current income tax expense and deferred income tax expenses in the Fund’s fees and expenses table.

b.	Disclose that if the Fund owns an MLP and receives distributions from such MLP, to such extent that the Fund’s tax basis is reduced to zero, all subsequent distributions will be taxed as ordinary income.

c.	Disclose that if an MLP amends its tax returns, shareholders may receive a corrected Form 1099 from the Fund.

d.	If the Fund invests in equity interests in MLPs, please confirm if such investments include general partner interests in the MLP.

Registrant’s Response: As noted above in response to Staff Comment 11, investments in MLPs is not a principal strategy of the Fund and has been removed from the discussion of the Fund’s principal investment strategies.

13.	Staff Comment: The “Principal Investment Strategies of the Fund” section of the Prospectus includes that “[g]enerally, the Sub-Adviser will take various factors into account in allocating the assets of the Fund between the Commodity Equity Investments and Commodity Investments portions of its portfolio. Please provide additional detail regarding the Sub-Adviser’s proprietary quantitative model and other market conditions referred to in this section. This disclosure may be included in the “Principal Investment Strategies of the Fund” or the “What are the Fund’s Principal Investment Strategies?” sections of the Prospectus.

Registrant’s Response: The final paragraph in the discussion of the Fund’s principal investment strategies has been revised as follows:

“The Sub-Adviser will use its discretion to determine the percentage of the Fund’s assets allocated to each of the Commodity Equity Investments and Commodity Investments portions of the Fund’s portfolio based on a determination of the relative value of the commodity futures versus commodity-related equity markets. Generally, at least 20% of the Fund’s investments, either directly or indirectly through the Subsidiary, will be allocated to each respective portion of the portfolio; provided, however, that at times the Sub-Adviser may choose to lower this minimum exposure level and give greater emphasis to Commodity Equity Investments or Commodity Investments, as the case may be, based on market events, absolute and relative ~~such as significant~~ market movements, ~~and significant~~ economic events, and trends.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

14.	Staff Comment: Under “ETF Investment Risk” please disclose the following additional information: (i) in stressed market conditions, the market for ETF shares may become less liquid, and (ii) that reduced liquidity may also result in wider bid/ask spreads and differences between the market price of ETF shares and the underlying net asset value of such shares.

Registrant’s Response: Comment complied with. The “ETF Investment Risk” has been revised as follows:

“ETF Investment Risk. Each underlying ETF in which the Fund invests will be subject to its own principal risks, depending on the investment objective, investment strategy, and other characteristics of such underlying ETFs. Those underlying ETF risks may in turn become principal risks of an investment in the Fund. To the extent the Fund invests in other ETFs, including CoreCommodity ETFs, the Fund’s shareholders will indirectly incur certain fees and expenses of that ETF, including investment advisory fees. The return on such investments will be reduced by the operating expenses, including investment advisory and administration fees, of such ETFs, and will be further reduced by the Fund’s own expenses, including the Fund’s administrative fees. The Adviser has agreed to waive and/or reimburse the Fund for any acquired fund fees and expenses payable by the Fund that are attributable to the portion of the Fund’s assets invested in a CoreCommodity ETF.

ETFs are investment companies that are bought and sold on a securities exchange. The Fund could lose money by investing in an ETF, including if the value of the ETF’s investments go down. ~~In addition, the market price of an ETF’s shares may trade at a premium or discount to their net asset value, meaning that the Fund could pay more to purchase shares of an ETF, or receive less in a sale of shares of an ETF, than the net asset value of the ETF. ETFs are also subject to potential liquidity risk because an active trading market for an ETF’s shares may not develop or be maintained, trading of an ETF’s shares may be halted from time to time, or the shares may be de-listed from the exchange~~. In stressed market conditions, the market for ETF shares may become less liquid. Such reduced liquidity may also result in wider bid/ask spreads and differences between the market price of ETF shares and the underlying net asset value of such shares. Where all or a portion of an underlying ETF’s underlying securities trade on a foreign market, there may be differences between the price of the underlying ETF’s shares and the shares of the underlying securities due to differences in the opening and closing times of such foreign markets.”

15.	Staff Comment: Please confirm whether the securities of the underlying ETF will be traded outside of a collateralized settlement system. If yes, please disclose that there are a limited number of authorized institutions that may act as authorized participants.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Registrant’s Response: Based on information from the Fund’s Adviser and Sub-Adviser, Registrant confirms that the securities of the underlying ETF may be traded outside of a collateralized settlement system. Accordingly, the following disclosure has been added to the discussion of the Fund’s principal risks.

“Authorized Participant Risk. Only an authorized participant may engage in creation or redemption transactions directly with an underlying ETF. Underlying ETFs have a limited number of intermediaries that act as authorized participants, and none of these authorized participants are or will be obligated to engage in creation or redemption transactions. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders (including in situations where authorized participants have limited or diminished access to capital required to post collateral), with respect to an underlying ETF and no other authorized participant is able to step forward to create or redeem, Shares of an underlying ETF may trade at a discount to NAV and possibly face trading halts and/or delisting (that is, investors would no longer be able to trade shares in the secondary market). The authorized participant concentration risk may be heightened in scenarios where authorized participants have limited or diminished access to the capital required to post collateral.”

16.	Staff Comment: Disclose that where all or a portion of an ETF’s underlying securities trade on a foreign market, there may be differences between the price of the ETF’s shares and the shares of the underlying securities due to differences in the opening and closing times of such foreign markets.

Registrant’s Response: As detailed in response to Staff Comment 14, the “ETF Investment Risk” has been revised to include the requested disclosure.

17.	Staff Comment: In light of the inclusion of an “Energy Sector Risk” in the “Principal Risks of the Fund” section of the prospectus, please include disclosure regarding the Fund’s investments in the energy sector in the discussion of the Fund’s principal investment strategies, or remove the risk from the discussion of the Fund’s principal risks.

Registrant’s Response: Based on information from the Sub-Adviser, the Fund’s investments in the energy sector will be a combination of indirect investments through the Fund’s investment in Commodity Equity Investments and directly through its investments in derivatives that are sensitive to movements in energy prices. The Fund’s “Energy Sector Risk” has been revised as follows:

“Energy ~~Sector~~ Risk. The Fund has exposure to energy companies indirectly through its investments in the underlying ETFs and directly through derivatives investments that are sensitive to movements in energy prices. Securities prices for energy companies ~~in the energy sector~~ are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events, exchange rates and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

18.	Staff Comment: The “Principal Risks of the Fund” section of the prospectus includes risks related to the Fund’s investment in securities of companies with various market capitalizations. If accurate, please clarify in the “Principal Investment Strategies of the Fund” section of the Prospectus that the Fund will invest in companies with such market capitalizations.

Registrant’s Response: The discussion of the Fund’s principal investment strategies has been revised to include that the Fund, “may also directly invest in companies across all market capitalizations primarily engaged in the production and distribution of commodities and commodity-related products .”

19.	Staff Comment: Please add a discussion of the Fund’s investments in value stocks to the discussion of the Fund’s principal investment strategies, or remove “Value Stock Risk” from the “Principal Risks of the Fund” section of the prospectus.

Registrant’s Response: Registrant has removed “Value Stock Risk” from the discussion of the Fund’s principal risks.

20.	Staff Comment: Footnote 1 to the Fund’s Average Annual Total Returns table indicates that the Bloomberg Commodity Total Return Index is a broad-based securities market index. Please supplementally explain how this index constitutes an appropriate broad-based securities market index under the amended definition of “broad-based securities market index” with respect to both the Fund’s commodity investment strategy and the Fund’s commodity equity investment strategy.

Registrant’s Response: Registrant notes that while the adopting release for the Tailored Shareholder Report requirements (the “TSR Release”) does not specifically address circumstances involving a commodity focused fund, Registrant believes the TSR Release acknowledges that there are certain types of classes that do not fit within the general debt and fixed income profiles that are, in large part, the focus of the TSR Release. Additionally, Registrant believes the circumstances applicable to such a fund are analogous to the language in the TSR Release regarding an index that has similar volatility to the fund (excerpted below).

“An “appropriate” broad-based securities market index that a fund selects may include components that do not directly overlap with the fund’s investments, if the index’s components share similar economic characteristics to the fund’s investments such that they provide an appropriate point of comparison. For example, funds such as multi-asset and alternative strategy funds that do not invest within a single overall debt or equity market could select an index that shares other economic characteristics with the fund, such as an index that has similar volatility to the fund.” (emphasis added).

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

For the reasons discussed below, Registrant believes that the Bloomberg Commodity Index (“BCOM” or the “Index”) is an appropriate “broad-based securities market index” for the Fund.

The Index is designed to be a highly liquid and diversified benchmark for commodity investments. BCOM provides broad-based exposure to commodities and no single commodity or sector dominates the Index. To achieve a fair representation, BCOM uses both liquidity data and U.S.-dollar-weighted production data in determining the relative quantities of included commodities. A major goal of BCOM is to provide diversified exposure to commodities as an asset class. Disproportionate weighting of any particular commodity or sector increases volatility and negates the concept of a broad-based commodity index. The following diversification rules have been established and are applied annually:

●	No single commodity (e.g., natural gas, silver) may constitute more than 15% of the Index;

●	No single commodity, together with its derivatives (e.g., WTI crude oil and Brent crude oil, together with ULS diesel, Unleaded gas, and Low Sulfur Gas Oil), may constitute more than 25% of the Index;

●	No related group of commodities (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

●	No single commodity (e.g., natural gas, silver) may constitute less than 2% of the Index as liquidity allows.

Similar to the staff’s view on municipal bonds being distinct to that of fixed income securities (FAQs), we believe the below differences in the commodity market versus the equity market provide a similar distinction when considering an applicable broad based index:

●	Ownership- Equity represents ownership while Commodity represents future deliverable of the commodity.

●	Risk/Volatility- Equities have comparatively lower risk.

●	Impact of inflation- There is a high correlation between commodities and inflation.

●	Term- Equities can be held for a single day or long term while commodities typically trade in contracts that are typically short-term and have an expiration date.

Finally, Registrant believes, based on discussions with the Adviser, that the proposed Index shares economic characteristics to the Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

21.	Staff Comment: The “Industry and/or Sector Risk” includes that the Fund’s or an underlying ETF’s investments could be concentrated within one industry or group of industries, while the Fund’s fundamental investment limitations in the Statement of Additional Information includes that the Fund may not purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries. Please reconcile these disclosures, and if the Fund will concentrate in an industry or group of industries, please add disclosure to the discussion of the Fund’s principal investment strategies regarding any policy of the Fund to concentrate the Fund’s assets in any industry or group of industries.

Registrant’s Response: The “Industry and/or Sector Risk” has been removed from the discussion of the Fund’s non-principal risks.

22.	Staff Comment: The “Investment Policies and Risks Applicable to the Fund – Derivatives” section of the Statement of Additional Information (the “SAI”) refers to OTC futures contracts. Please remove such reference as appropriate as futures of US securities trade on the rules of the designated contract market.

Registrant’s Response: Comment complied with.

23.	Staff Comment: As of January 2023, the CFTC has required compliance with position limits on swap contracts. Please disclose the associated risks in the “Portfolio Managers – Conflicts of Interest with Other Accounts – Position Limits” section of the SAI or elsewhere in the SAI, as appropriate.

Registrant’s Response: The following language has been added to the “Portfolio Managers – Conflicts of Interest with Other Accounts – Position Limits” section of the SAI

“The CFTC and the U.S. commodities exchanges impose limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on United States commodities exchanges. Position limits are likely to restrict the ability of many market participants, including the Fund, to trade in the commodities markets, including affecting their ability to enter into or maintain hedge positions in the applicable commodity or futures contracts. These rules and various other legislative and regulatory requirements may, among other things, reduce liquidity, increase market volatility, and increase costs in these markets. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different accounts managed by us may be aggregated. To the extent that the Fund’s position limits were collapsed with an affiliate’s position limits, the effect on the Fund and resulting restriction on its investment activities may be significant. If at any time positions managed by us were to exceed applicable position limits, we would be required to liquidate positions, which might include positions of the Fund, to the extent necessary to come within those limits. Further, to avoid exceeding the position limits, the Fund might have to forego or modify certain of its contemplated trades.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

Supplemental Staff Comments (July 2, 2024):

24.	Staff Comment: Please revise the Fees and Expenses Table to include a line item for Acquired Fund Fees and Expenses.

Registrant’s Response: Comment complied with.

25.	Staff Comment: With respect to Staff Comment #2 above, and the Subsidiary:

(a)	If accurate, please disclose that the Subsidiary includes entities that are primarily controlled by the Fund and engage in investment activities in securities and other assets.

(b)	Please add the following language at the end of the disclosure requested in Response to Staff Comment 2(c) above: “so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.”

(c)	To the extent that the response to Staff Comment #2 sought additional disclosures, and the Registrant acknowledge that such disclosures would be made, please include such disclosures in the Registrant’s filing.

(d)	Please also disclose that the Subsidiary complies with the rules and regulations relating to affiliates and custody pursuant to Section 17 of the 1940 Act. Please also identify the name of the custodian for the Subsidiary in the filing.

Registrant’s Response: Comment complied with. The applicable paragraph describing these matters with the respect to the Subsidiary in Item 4 and Item 9 has been replaced with the following:

“The term “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. Further, the Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the Investment Company Act of 1940 Act, as amended (the “1940 Act”) applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Sections 18 and 61) and affiliated transactions and custody (Sections 17 and 57). The Fund generally expects to consolidate the Subsidiary for purposes of our financial statements and compliance with the 1940 Act. In addition, the Board of the Fund will comply with the provisions of Section 15 of the 1940 Act with respect to the Subsidiary’s investment advisory contract, if applicable. The Subsidiary’s custodian is State Street Corporation.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

26.	Staff Comment: With respect to Staff Comment #6 above, given than the Fund will not invest in physical commodities, please remove all references to investments in physical commodities from the filing, especially in the Fund’s risk factor relating to “Risks of Investing in Commodity Investments”.

Registrant’s Response: Comment complied with. The Registrant has reviewed the filing as requested by the staff comment above, and respectfully believes that all references in the filing to physical commodities (as opposed to investing in physical commodities) are appropriate.

27.	Staff Comment: With respect to Staff Comment #15 above, please incorporate the proposed “Authorized Participant Risk” into the filing in accordance with Item 4 and Item of Form N-1A.

Registrant’s Response: Comment complied with.

28.	Staff Comment: With respect to Staff Comment #20 above, the Staff notes that the recently adopted rules requiring the Fund to adopt a broad-based securities market index require an equity or debt index. Accordingly, the Staff’ view is that a commodity index would not comply with the new rules. Please confirm supplementally the Fund will use a broad-based securities market index that will comply with the new rule by the compliance date.

Registrant’s Response: Based on this Staff Comment, the Fund will use the Morningstar Global Markets Index as its broad-based securities market index.

29.	Staff Comment: With respect to Staff Comment #23 above, please clarify that in addition to futures and options on futures, the position limits apply to certain swaps.

Registrant’s Response: Comment complied with. The first sentence under “Position Limits” in the Fund’s SAI has been revised as follows:

“The CFTC and the U.S. commodities exchanges impose limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures, swaps or options on futures contracts traded on United States commodities exchanges.”

Supplemental Staff Comments (July 3, 2024):

30.	Staff Comment: With respect to Staff Comment #28 above and the proposed use of the Morningstar Global Markets Index as the Fund’s broad-based securities market index, provide explain supplementally why the Registrant believes a global index is appropriate.

Registrant’s Response: As noted in the principal investment strategies of the Fund’s prospectus, “[w]ith respect to the Commodity Equity Investments portion of its portfolio, the Fund seeks to invest, primarily through underlying ETFs, in a global universe of listed companies . . . ..” As a result, and because the Commodity Equity Investments portion of the Fund will typically be a significant percentage of the Fund’s overall investments, the Registrant believes the use of a global index is appropriate for the Fund.

31.	Staff Comment: With respect to Staff Comments #2 and #25 above:

(a)	Please disclose explicitly that the Fund complies with the provisions of the 1940 Act on an aggregate basis with the Subsidiary.

(b)	Please revise the existing disclosure to make clear that the provisions referenced above include the provisions listed in the disclosure.

(c)	After the reference to capital structure and leverage, please add “so that the Fund treats the debt of the Subsidiary as its own for purposes of Section 18 of the 1940 Act.

(d)	Please revise the disclosure regarding Section 15 to read as follows: “The Adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act as an investment adviser to the Fund, as defined in Section 2(a)(20) of the 1940 Act.”

(e)	Before the last sentence of the paragraph, please add the following: “The Subsidiary and its Board agree to designate an agent for service of process in the United States.”

Registrant’s Response: Comment complied with. The applicable paragraph describing these matters with the respect to the Subsidiary in Item 4 and Item 9 has been replaced with the following:

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

“The term “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. The Fund will comply with the provisions of the Investment Company Act of 1940 Act, as amended (the “1940 Act”) on an aggregate basis with the Subsidiary. For example, the Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies for purposes of Section 8, capital structure and leverage so that the Fund treats the debt of the Subsidiary as its own for purposes of Sections 18 and 61, and affiliated transactions and custody for purposes of Sections 17 and 57. The Fund generally expects to consolidate the Subsidiary for purposes of the Fund’s financial statements and compliance with the 1940 Act. The Adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act as an investment adviser to the Fund, as defined in Section 2(a)(20) of the 1940 Act. The Subsidiary and its board agree to designate an agent for service of process in the United States. The Subsidiary’s custodian is State Street Corporation.”

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U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2024

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Benjamin Winograd
Benjamin Winograd
Assistant Secretary of Financial Investors Trust

cc:         Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP